BioStem Technologies, Inc.

2836 Center Port Circle

Pompano Beach, FL 33064

August 4, 2026

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Jessica Dickerson

Re:	Acceleration Request for BioStem Technologies, Inc.
Registration Statement on Form 10-12B
File No. 001-42292

Dear Ms. Dickerson:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, BioStem Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form 10-12B, (File No. 001-42292) (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Time on August 6, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

BioStem Technologies, Inc.

By:	/s/ Jason Matuszewski
Name:	Jason Matuszewski
Title:	Chief Executive Officer

cc:	Flora R. Perez, Esq.
Greenberg Traurig, P.A.

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